Immucor, Inc.

3130 Gateway Drive

P.O. Box 5625

Norcross, Georgia 30091

Phone: (770) 441-2051

Fax: (770) 441-3807

April 2, 2009

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Immucor, Inc.
Form 10-K for Fiscal Year Ended May 31, 2008, Filed on July 24, 2008
Form 10-Q for the Quarterly Period Ended November 30, 2008, Filed January 8, 2009
File No. 000-14820

Dear Mr. Rosenberg:

This letter is in response to your letter to us dated March 24, 2009, which was a follow up to our March 6, 2009 response to your February 12, 2009 letter. Your March 24 letter included five comments to which we have responded below. For your convenience, we have set forth the comment and provided our response immediately thereafter.

Form 10-K for Fiscal Year Ended May 31, 2008

Item 1. Business

Suppliers, page 8

Comment One

We note your response to Comment One and that you intend to revise your disclosure regarding your instrument supplier relationships in future filings. Accordingly, please provide us with your proposed disclosure that you intend to include in your next annual report on Form 10-K for fiscal year 2009 regarding the supply relationships with Bio-Tek Instruments and Stratec Biomedical AG.

Response

Our proposed disclosure for our annual report on Form 10-K for the year ended May 31, 2009 regarding the instrument suppliers is substantially as follows.

We source our instruments from two single sourced suppliers. The Echo is manufactured for us by Bio-Tek Instruments, Inc. and the Galileo is manufactured for us by Stratec Biomedical AG. While these relationships are significant, our business is not substantially dependent upon them because other manufacturers could supply the instruments to us after a reasonable transition period.

We believe that our business relationship with our instrument suppliers is excellent. We have elected not to dual source our instruments because we consider our primary exposure to be the sudden bankruptcy of one or both suppliers. In the event a current instrument supplier experienced financial problems that prevented it from continuing to produce our instrument, we believe it would take in the range of 18 months to 24 months to transfer the technology and begin production with a new instrument supplier. While a change in an instrument supplier would disrupt our growth opportunities during the transition period, we do not believe it would have a material financial impact on our existing business as approximately 90% of our revenue is generated from our reagents.

Proxy Statement Pursuant to Section 14(a) for 2008 Annual Meeting of Shareholders

Item 13. Certain Relationships and Related Transactions, page 9

Comment Two

We note your response to Comment Two. Please provide us with a copy of the agreement governing the payment of $1.4 million in fees to TM Capital Corp for the consummation of the BioArray transaction.

Response

Under separate cover, we are sending you a copy of the agreement governing the payment of the $1.4 million in fees to TM Capital Corp related to the BioArray transaction.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Notes to Condensed Consolidated Financial Statements, page 7

2. Acquisitions, page 7

BioArray

Preliminary Purchase Price Allocation

Comment 3

We acknowledge your response to Comment Three. Please confirm that you will include in your Form 10-K for the year ended May 31, 2009, the information included in all three parts of this response. Further, please clarify your disclosure to state, if true, that the $51 million value assigned to “Developed product technology” is based on projected future cash flows and other valuation factors attributable solely to the non FDA approved product currently being sold exclusively to customers for research only purposes.

Response

We confirm that we will include in our Form 10-K for the year ended May 31, 2009 the information included in all three parts of our March 6, 2009 response to Comment Three of your letter dated February 12, 2009 substantially as follows.

BioArray is a pioneer in the field of molecular immunohematology or the DNA analysis of blood for the purposes of transfusions. Through the development of technologies supported by approximately 100 issued or pending patents, BioArray developed a novel and flexible technology platform that allows for a variety of DNA-based testing. The platform combines semiconductor technology, microparticle chemistry and molecular biology to bring a high degree of flexibility and performance to quantitative DNA and protein analysis.

Using this technology platform, BioArray developed complete assay solutions called the BeadChip TM system. The BeadChip system includes BeadChips featuring proprietary array designs as well as an automated Array Imaging System with “snapshot” image acquisition and the ImageStudioTM suite of integrated image analysis programs. The resulting integrated assay delivery system enables users to simultaneously perform dozens of customized tests on each patient sample in a semi-automated fashion. The Company believes this versatility makes the BeadChip format ideally suited to a wide scope of applications.

As of the acquisition date, the BeadChip system was being sold to and used by a number of customers for research only purposes, which does not require FDA approval. The Company, after the acquisition was finalized, began the process of developing an automated instrument for the further commercialization of the BioArray solution. Although not required for research only use, Immucor expects to seek FDA and CE Mark approval once the automated instrument is developed to facilitate the wider commercialization of the product.

Immucor believes that molecular immunohematology will revolutionize future blood bank operations. Immucor’s acquisition of BioArray provides new, strategic growth markets for the Company in both its current market of transfusion, through an offering complementary to its current product offerings, as well as the potential new market of transplantation. The purchase price for BioArray, and the resulting goodwill, reflects the significant growth opportunities that both companies believe BioArray’s technology and the combination of the companies’ complementary strengths represents for future growth.

Immucor’s leadership in blood banking industry automation and BioArray’s leadership in molecular diagnostic systems for specialty transfusion applications should allow the combined company to develop and deliver more precise molecular immunohematology solutions to enhance patient outcomes. Immucor also believes its proven strength in developing automated instruments combined with its FDA licensing and CE Mark process experience, its established distribution network, its sales and marketing capabilities as well as its financial resources will generate enhanced long-term growth opportunities for the commercialization of BioArray’s BeadChip system.

As we indicated in our prior response to your letter dated February 12, 2009, the developed technology is a technology portfolio that supports a single product platform – the BeadChipTM system – rather than any individual test that is performed on the platform. The $51 million value allocated to developed product technology was determined with the assistance of a third-party valuation provider. The valuation was based on the projected future cash flows of sales of the BeadChip system, including the tests currently performed on the platform as well as tests that are expected to be performed on the platform but are yet to be developed.

In our Form 10-K for the year ended May 31, 2009, we will expand our discussion of “Developed product technology” in the “Identifiable Intangible Assets” section of the BioArray Acquisition footnote substantially as follows.

Developed product technology represents the value assigned to BioArray’s technology platform, the BeadChip system. The BeadChip system is sold as a product platform that has a number of applications. The asset was valued as a single portfolio of technologies because it was not possible to identify income streams associated with the various technologies within the portfolio. The valuation was developed based upon the projected future cash flows and other valuation factors attributable to anticipated future sales of the BeadChip system. Immucor is in the process of developing an automated instrument to further commercialize the BeadChip system. This project was started post-acquisition. While there is some risk that the FDA licensing or CE Mark process for the future automated instrument would not be successful, Immucor did not consider this regulatory risk to be significant enough to classify the technology portfolio that comprises the BeadChip system as in-process research and development.

Comment Four

Please refer to the last two sentences in your response to Part 3 of Comment Three as it pertains to ongoing research and development of the “automated instrument.” This appears to indicate that you are actively developing an “automated instrument” yet you state in your response to Comment Four that “As of the acquisition date, there were no research and development projects in process to which Immucor had the rights. Consequently, no value was assigned to in process research and development as part of the purchase price allocation.” Please revise your disclosure to clarify the nature of what you acquired regarding the “automated instrument,” and, as applicable, its amount and the related accounting treatment including financial statement classification.

Response

Prior to the acquisition, BioArray utilized a semi-automated instrument that was inefficient and cumbersome to use, and, therefore, not commercially viable in the long term. After the acquisition was completed, and as part of Immucor’s plan to further commercialize the BeadChip system, we began the process of developing an automated instrument. As the project of developing an automated instrument was begun by Immucor after the acquisition of BioArray was completed, this was not a research and development project that was in process at BioArray. Consequently, there was no value assigned to this project in the purchase price allocation.

Please refer to paragraph three of our proposed disclosure in our response to Comment Three above, which states: “The Company, after the acquisition was finalized, began the process of developing an automated instrument for the further commercialization of the BioArray solution.”

Comment Five

We acknowledge your response to Comment Four. Please revise to disclose your accounting treatment for the 19% interest in the new company you acquired as part of the BioArray acquisition both at the acquisition date and subsequent. Include in your revised disclosure, as applicable, the amounts recorded related to this interest.

Response

We accounted for our minority interest in the new company formed as part of the BioArray transaction using the cost method in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” In determining the accounting treatment for this transaction, management concluded that Immucor does not have the ability to significantly influence the operating and financial policies of the investee. This lack of influence is supported by the fact that Immucor’s ownership in the new entity is less than 20 percent. Additionally, Immucor has only one seat on the new company’s seven-member board of directors, which is in line with the Company’s ownership percentage and does not constitute the ability to significantly influence the operating and financial policies of the new company. Finally, Immucor is not required to provide, nor has it provided, any funding to the new company, further supporting Immucor’s inability to significantly influence the operating and financial policies of the investee. Subsequent to the acquisition, in accordance with APB 18, we will recognize as income, any distribution of the net accumulated earnings of the new company when, and if, received.

The new company, which was formed in connection with our acquisition of BioArray, was, and currently is, a non-operating company with no products, no employees, no customers and no operations. It was formed to further develop the BioArray technology, if it chooses do to so, outside the fields of transfusion and transplantation, which are the two market segments that Immucor retained. As the new company was a non-operating entity at the time of the transaction, and remains a non-operating entity today, we believe that it is unclear that the new company will be a viable entity. Consequently, we have assigned no value to our interest in the new company in our purchase price allocation.

In our Form 10-K for the year ended May 31, 2009, we will expand our discussion of the new company substantially as follows.

In connection with the transaction, BioArray formed a new company intended to commercialize BioArray’s technology in fields outside of blood transfusion and transplantation. The former equity holders of BioArray received an 81% ownership interest in the new company, and Immucor, through BioArray and for no additional consideration, received a 19% ownership interest. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock,” Immucor will account for its ownership interest in the new company under the cost method. In the allocation of the BioArray purchase price, no value was allocated to Immucor’s interest in the new company.

*         *         *

If you have any additional questions, I can be reached during regular business hours at (770) 225-8532. Thank you.

Respectfully,

/s/ Richard A. Flynt

Richard A. Flynt

Chief Financial Officer

4